Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, CO 80501
Telephone: (720) 340-4949

April 6, 2016

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0213

Fax: (703) 813-6968

Re:

Lightwave Logic, Inc.

Request for Acceleration of Registration Statement on Form S-1

File No. 333-209531

Ladies and Gentlemen:

Lightwave Logic, Inc., a Nevada corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-209531), first filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 16, 2016 and amended on March 25, 2016, to 2:00PM ET on April 7, 2016, or as soon thereafter as practicable.  The Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew Ogurick, Esq. at (305) 539-3352 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ James Marcelli
James Marcelli Chief Operating Officer